SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

Quarterly Financial Information as of September 30, 2006
(with independent auditors’ review report thereon)

(A translation of the original Report in Portuguese
containing Quarterly Financial Information prepared in accordance with Accounting Practices Adopted in Brazil)

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Brazilian Corporation Law
QUARTERLY REPORT - Base-date–09/30/2006
NET SERVIÇOS DE COMUNICAÇÃO S.A.

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 33300159783

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME Leonardo Porciúncula Gomes Pereira
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar Parte			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL leonardo.pereira@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9 – AUDITOR’S NAME/ BUSINESS NAME KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 – PARTNER RESPONSIBLE Pedro Augusto de Melo					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 09/30/2006	2 - PRIOR QUARTER 06/30/2006	3 - SAME QUARTER PRIOR YEAR 09/30/2005
Paid-up Capital
1 – COMMON	109.320	1.639.801	1.573.519
2 – PREFERRED	158.667	2.380.011	2.283.808
3 – TOTAL	267.987	4.019.812	3.857.327
Treasury Stock
4 – COMMON	0	0	0
5 – PREFERRED	0	0	0
6 – TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM 01	2 – DATE OF CHANGE 05/18/2006	3 - CAPITAL STOCK AMOUNT (In thousand reais) 3.535.618	4 - AMOUNT OF THE CHANGE (In thousand reais) 74.269	5 – NATURE OF THE CHANGE Capital Reserve	6 - NUMBER OF SHARE ISSUED (Thousand) 65.149	7 - SHARE PRICE ON ISSUE DATE (Reais) 1,1400000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

Balance sheets
As of September 30, 2006 and June 30, 2006
(In thousands of Reais)

		Parent Company
Account	Description	09/30/2006	06/30/2006
1	Total Assets	1,669,141	1,668,759
1.01	Current Assets	97,888	171,235
1.01.01	Cash and Cash equivalents	19,837	43,093
1.01.01.01	Cash	2,142	338
1.01.01.02	Investments and securities	17,695	42,755
1.01.02	Receivables	0	0
1.01.02.01	Subscriber Accounts Receivable	0	0
1.01.02.02	Provision for Doubtful Accounts Receivable	0	0
1.01.02.03	Related Parties Accounts Receivable	0	0
1.01.02.04	Deferred Income	0	0
1.01.03	Inventories	0	0
1.01.04	Other	78,051	128,142
1.01.04.01	Deferred Taxes	0	0
1.01.04.02	Taxes Recoverable	1,486	1,683
1.01.04.03	Other Current Assets	3,686	2,549
1.01.04.04	Related Parties	45,303	102,996
1.01.04.05	Programming Receivables from subsidiaries	15,215	14,535
1.01.04.06	Accounts Receivables - Sale of Investments	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	10,657	4,134
1.01.04.08	Short Term Investments	0	0
1.01.04.09	Restricted Bank Deposits	0	0
1.01.04.10	Prepaid Expenses	1,704	2,245
1.02	Non Current Assets	96,303	80,251
1.02.01	Sundry Credits	15,157	15,511
1.02.01.01	Judicial Deposits	11,839	11,981
1.02.01.02	Prepaid Expenses	3,318	3,530
1.02.02	Related Parties	48,658	30,787
1.02.02.01	Related Parties - Associated Companies	0	0
1.02.02.02	Related Parties – Subsidiaries	48,658	30,787
1.02.02.02.01	Related Parties – Subsidiaries	48,658	30,787
1.02.02.02.02	Programming Receivable from Subsidiaries	0	0
1.02.02.03	Related Parties	0	0
1.02.03	Other	32,488	33,953
1.02.03.01	Deferred Taxes	0	0
1.02.03.02	Recoverable Taxes	6,160	5,551
1.02.03.03	Inventories	0	0
1.02.03.04	Accounts Receivable - Sale of Investments	26,261	28,336
1.02.03.05	Other Non – Current Assets	67	66

		Parent Company
Account	Description	09/30/2006	06/30/2006
1.03	Fixed Assets	1,474,950	1,417,273
1.03.01	Investments	1,429,589	1,368,862
1.03.01.01	Investments in Associated Companies	0	0
1.03.01.02	Investments in subsidiaries	1,429,589	1,368,862
1.03.01.03	Other Investments	0	0
1.03.02	Property, Plant & Equipment	45,104	47,913
1.03.03	Deferred Charges	257	498

See the accompanying notes to the quarterly financial information.

		Parent Company
Account	Description	09/30/2006	06/30/2006
2	Total Liabilities	1,669,141	1,668,759
2.01	Current Liabilities	72,491	93,077
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	12,379	39,570
2.01.03	Suppliers	19,044	16,829
2.01.04	Taxes and Contributions Payable	731	743
2.01.04.01	Fiscal Obligations	731	743
2.01.04.02	Income Tax Payable	0	0
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	29,755	22,438
2.01.06.01	Payroll and Related Charges	29,755	22,438
2.01.07	Related Parties	0	0
2.01.07.01	Accounts Payable to Shareholders	0	0
2.01.07.02	Accounts Payable to Related Parties	0	0
2.01.08	Other	10,582	13,497
2.01.08.02	Accounts and Expenses Payable	10,582	13,497
2.01.08.03	Obligation for Assignment of Credits	0	0
2.01.08.04	ECAD – Copyrights Accounts Payable	0	0
2.02	Non Current Liabilities	921,868	925,503
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	650,000	650,000
2.02.03	Provisions	0	0
2.02.03.01	Suppliers	0	0
2.02.03.02	Programming Payable	0	0
2.02.04	Related Parties	6,324	6,300
2.02.04.01	Related Parties – Subsidiaries	6,324	6,300
2.02.04.02	Related Parties – Shareholders	0	0
2.02.04.03	Related Parties – Subsidiaries	0	0
2.02.04.04	Related Parties - Associated Companies	0	0
2.02.05	Other	265,544	269,203
2.02.05.01	Fiscal obligations and other taxes payable	0	0
2.02.05.02	Provision for Contingencies	265,544	269,203
2.02.05.03	Deferred Income Taxes	0	0
2.02.05.04	Provisions and Other Accounts Payable	0	0
2.02.05.05	Payroll and Related Charges	0	0
2.03	Deferred Income	0	0
2.04	Minority Interest	0	0

		Parent Company
Account	Description	09/30/2006	06/30/2006
2.05	Shareholders Equity	674,782	650,179
2.05.01	Capital	3,535,618	3,535,618
2.05.02	Capital Reserve	355,924	355,924
2.05.02.01	Special Goodwill Reserve	292,277	292,277
2.05.02.02	Premiums on Issue of Debentures	54,945	54,945
2.05.02.03	Goodwill on Share Issues	8,702	8,702
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Revaluation Reserve on Own Assets	0	0
2.05.03.02	Revaluation Reserve on Subsidiaries Assets	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal Reserve	0	0
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Contingencies Reserve	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained earnings/ Accumulated Losses	(3,216,760)	(3,241,363)

See the accompanying notes to the quarterly financial information.

Statements of income
Three and nine-month periods ended September 30, 2006 and 2005
(In thousands of reais)

		Parent Company
		Period From 07/01/2006 a 09/30/2006	Period From 01/01/2006 a 09/30/2006	Period From 07/01/2005 a 09/30/2005	Period From 01/01/2005 a 09/30/2005
Account	Description
3.01	Gross Revenue of Sales and Services	16,352	45,781	0	0
3.01.01	Subscriptions	0	0	0	0
3.01.02	Telecommunication Services	16,352	45,781	0	0
3.01.03	Other Revenues	0	0	0	0
3.02	Taxes and Other Deductions From Revenue	(2,345)	(6,227)	0	0
3.03	Net Revenues	14,007	39,554	0	0
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross Profit	14,007	39,554	0	0
3.06	Operating Expenses / Income	10,593	14,029	(20,656)	108,942
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative	5,249	(56,971)	(29,503)	(71,158)
3.06.02.01	General and Administrative Expenses	9,490	(43,406)	(23,904)	(55,539)
3.06.02.02	Depreciation and Amortization	(4,241)	(13,565)	(5,599)	(15,619)
3.06.03	Financial	(21,563)	(73,383)	33,612	22,916
3.06.03.01	Financial Income	5,300	19,614	86,196	210,748
3.06.03.02	Financial Expense	(26,863)	(92,997)	(52,584)	(187,832)
3.06.04	Other Operating Income	(27,496)	2,275	1,045	1,172
3.06.05	Other Operating Expense	(4,796)	(12,607)	(5,356)	(23,091)
3.06.05.01	Amortization of Goodwill on Investments	(4,796)	(12,054)	(5,360)	(23,071)
3.06.05.03	Other Operating Income/(Expenses)	0	(553)	4	(20)
3.06.06	Equity on investees	59,199	154,715	(20,454)	179,103
3.06.06.01	Equity on investees	59,199	154,715	(20,581)	54,547
3.06.06.02	Provision for losses on investments	0	0	127	124,556
3.07	Operating Income	24,600	53,583	(20,656)	108,942
3.08	Non Operating Income/(Loss)	3	(71)	80	(114,765)
3.08.01	Non Operating Income	24	385	173	222,028
3.08.02	Non Operating Losses	(21)	(456)	(93)	(336,793)
3.09	Income (loss) Before Income Tax	24,603	53,512	(20,576)	(5,823)
3.10	Income Tax Expenses	0	0	0	613
3.11	Deferred Income Taxes	0	0	0	0
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0

		Parent Company
		Period From 07/01/2006 a 09/30/2006	Period From 01/01/2006 a 09/30/2006	Period From 07/01/2005 a 09/30/2005	Period From 01/01/2005 a 09/30/2005
Account	Description
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net Income (Loss) for the Year	24,603	53,512	(20,576)	(5,210)

	Net income (loss) per thousand shares at the end of the periods – (in R$)	91,81	199,68	(5,33)	(1,35)

	Number of shares at the end of the periods	267,987,468	267,987,468	3,857,326,801	3,857,326,801

See the accompanying notes to the quarterly financial information.

1. Operations

Net Serviços de Comunicação S.A. (Company) is engaged in holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the providing of access to added value services, rendering other telecommunications services and any other type of signal distribution of any sort, through its own network. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The table below demonstrates the shareholding in the Company’s capital stock on September 30, 2006 and June 30, 2006:

	09/30/2006			06/30/2006

	Common	Preferred	Total	Common	Preferred	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	10.6%	26.0%	-	10.6%
Distel Holding S.A.	9.1%	-	3.7%	9.1%	-	3.7%
Globo Comunicação e Participações S.A.	1.5%	-	0.6%	1.5%	-	0.6%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	10.2%	25.0%	-	10.2%
Embratel Participações Ltda.	36.1%	7.5%	19.2%	36.1%	7.5%	19.2%
Empresa Brasileira de Telecomunicações	1.6%	9.9%	6.5%	1.6%	9.9%	6.5%
S.A. – Embratel
Other Shareholders	0.7%	82.6%	49.2%	0.7%	82.6%	49.2%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares (in thousands)	109,320,070	158,667,398	267,987,468	1,639,801,063	2,380,010,972	4,019,812,035

On August 01, 2006, as approved by the Board of Directors in the extraordinary and ordinary general meeting dated April 28, 2006, the Company took the measures required to bundle each lot of 15 shares into 1 of the Company’s shares.

The activity of the main subsidiaries consists of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. Since 2000, the Company has also offered Internet access services through its cable network in the most important cities in which it operates. The concession from ANATEL, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services was granted to the subsidiaries in February 1997, for a term of 15 years. Renewal is possible provided that the subsidiaries have satisfactorily complied with the terms of the concession, have complied with the Executive Branch regulation and have complied with the technical or economic requirements, technical or economic needed of the satisfaction of the needs of the community, including modernization of the system.

Management continues to focus on increasing the pay TV subscription and broadband base and to strengthen the loyalty policy of the existing subscription base, which is measured on the basis of satisfaction studies conducted by independent companies. Investments have been for the most part related to the cost of installing these new subscribers.

The growing introduction of digital TV, the Company’s partnership with Embratel to exploit voice services on the basis of Embratel licenses, continual improvement of the quality of the services and increasingly enhanced control of the several operating processes are a few of the initiatives that have underwritten growth.

Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital
	09/30/2006		06/30/2006

	Direct	Indirect	Direct	Indirect

Subsidiaries
Multicanal Telecomunicações S.A.	100.00	-	100.00	-
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Jonquil Ventures Limited	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S.A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	0.08	99.92	0.08	99.92
Net Ribeirão Preto S.A.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00

Shared control
TV Cabo e Comunicações Jundiaí S.A.	50.00	-	50.00	-

Net Serviços de Comunicação S.A. holds preferred shares traded on the NASDAQ “American Depositary Shares” – ADS in the United States of America and is subject to the “Securities and Exchange Commission – SEC” regulations. The Company prepares annual and quarterly financial statements in accordance with Generally Accepted Accounting Principles in the United States – USGAAP.

In order to meet the requirements of the markets in which it operates, the Company has a policy of disclosing its corporate Financial Statements and USGAAP simultaneously.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and the United States of America.

On June 3, 2002 the Company executed the Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with the São Paulo Stock Exchange – BOVESPA, created to distinguish a select group of Companies, which have committed to adopting the distinct Corporate Governance Practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements.

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

In order to ensure the adequacy of corporate governance levels and adhesion to the requirements of USA Sarbanes-Oxley Act, the Company has created a broader internal controls area, which in addition to the regular activities involving revision and management of operating controls is responsible for the implementation and support to the Company executives in the process of certification in relation to efficacy and efficiency of internal controls required by the Sarbanes-Oxley Act.

2. Preparation Basis and Presentation of the financial statements

The individual and consolidated financial statements of the Company and its subsidiaries were prepared in compliance with the accounting practices adopted in Brazil, provisions contained on the Corporation Law, complementary regulations issued by the Brazilian Securities and Exchange Commission – CVM and pronouncements from the Brazilian Institute of Independent Auditors - IBRACON.

Some of the items on the balance sheet of June 30, 2006, such as inventories (explanatory note 6) and “Property, plant and equipment” (explanatory note 9) were reclassified for consistency with the current period.

Description of the significant accounting policies:

a. Results

The results of operations are determined based on the accrual basis.
Income from services is recorded in the statements of income when services are rendered. Income is not recorded if there are significant uncertainties as to its realization.

b. Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to certain disclosures in the financial statements. The final results of these transactions and information related to their effective realization in subsequent years, may differ from these estimates. Significant estimates related to the Company’s financial statements are revised quarterly and annually and refer to the: provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c. Foreign currency

Foreign currency denominated assets and liabilities were translated into reais at the exchange rate ruling at the balance sheet and the differences arising from the currency translation were recorded in income for the period. In relation to the subsidiary located abroad, assets and liabilities were translated into reais at exchange rate ruling at the balance sheet date.

d. Current assets

  Cash and short-term investments
  Cash and short-term investments are recorded at cost plus income accrued up to the balance sheet date.

  Provision for doubtful accounts
  This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.

  Inventories
  Valued at the average cost, which does not exceed the market value. When necessary, a provision for obsolescence, has been recorded.

  Other current assets
  Presented at the net realizable value.

e. Non Current assets

  Non current assets
  Presented at the net realizable value.

  Investments
  Presented at cost, combined with the following aspects:

• The accounting practices adopted by the subsidiaries are consistent with the ones adopted by the Company;

• The direct and indirect interest held in the subsidiaries is valued according to the equity method accounting;

• The financial statements of the subsidiary located abroad are converted into Reais, based on the exchange rate ruling at the balance sheet date and the corresponding exchange rate fluctuations are recorded in operating income;

• The goodwill calculated on the acquisition of Investments in subsidiaries were based on the expectation of future earnings and are amortized according to the straight-line method over a maximum term of 10 years. Analyses of the value of the recovery of goodwill are conducted on an annual basis and based on future earnings projections.

  Property, plant and equipment

Property, plant and equipment is presented at cost of acquisition or construction cost. Depreciation is calculated using the straight-line method at the annual rates mentioned in note 9, which take into account the estimated useful lives of the assets. Management’s estimates regarding the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes.

Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, cables, reception terminals, etc.) as inventory to be used and valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

  Deferred charges

Include the costs of the subscriber television residential internal network, Internet access and telephone, except equipment, when in excess of the amount of income arising from the net adhesion fees of the direct selling expenses as well as other expenses for projects which will serve to benefit future years.

Amortization of the deferred charges occurs in a period up to six years, from the date the benefits begin to be generated.

f. Current and non current liabilities

Recorded at the known or estimated amounts, plus, when applicable, the corresponding charges, and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions for contingencies

A provision is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risks specifics to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 180 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30% of taxable income. The subsidiary located abroad applies the tax practices which are in effect where it is located.

Deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and the temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future income, based on technically prepared income projections.

The tax credit resulting from the incorporated goodwill was classified as deferred income tax, based on its economic essence and its recoverability is assessed on the basis of projections of income from the operators which are recognizing the amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable including credits resulting from tax losses and negative social contribution tax base are assessed regularly on the basis of the Company’s business plan and when necessary provision for losses are recorded.

i. Deferred income

Refer to advances from the rental of fiber optics to Empresa Brasileira de Telecomunicações S.A. – Embratel, without any type of right of return which will be appropriated to income on a 10-year term.

j. Financial instruments

The Company has calculated the market value of its financial instruments on the balance sheet date, including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded on income for the period.

k. Statement of cash flow

The Company has presented a cash flow statement elaborated in compliance with NPC 20 –Cash flow statement, issued by IBRACON – Instituto dos Auditores Independentes do Brasil.

l. Information disclosed in accordance with generally accepted accounting principles in the United States of America - USGAAP (not reviewed)

The Company has preferred shares traded as American Depositary Shares – ADS within the NASDAQ in the United States of America and is subject to the regulations of the US Securities and Exchange Commission – SEC. Each ADS represents 1 preferred share traded under the code NETC.

Accounting practices adopted in Brazil differ from USGAAP, applicable to the subscription television industry.

On September 30, 2006, the reconciliation of income for the period and shareholders’equity, in accordance with accounting practices adopted in Brazil, and USGAAP is as follows:

	09/30/2006

	Net Income	Shareholders’
		Equity

In accordance with Brazilian Corporation Law	53,512	674,782
Appropriation of adhesion charge revenue	24,224	(17,550)
Costs due to subscriber installations	(2,536)	95,672
Revenue for program content suppliers	(5,470)	(12,518)
Depreciation	1,523	(385,875)
Financial income (debt on the basis of SFAS – Statement of	14,606	(74,279)
Financial Accounting Standards No. 15)
Difference in criteria for amortizing goodwill	19,592	567,009
Difference in criterion for deferred income taxes	61,258	(140,803)
Deferred Revenue	(3,282)	(3,282)
Difference Fixed Asssets and Deferred charges	2,341	326,973
Other	(803)	(9,393)

Net income under USGAAP	164,965	1,020,736

There are also differences in classification of asset and liability items, income statement items and required disclosures. The Company has adopted a policy of disclosing the essence of the transactions in a manner, in its financial statements prepared in accordance with accounting practices adopted in Brazil and USGAAP.

3. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect majority interest and those where there is joint control shared control, as presented on note 1.

The consolidation process totals horizontally the balance of asset and liability accounts and income and expenses according to their nature, complemented by the following eliminations:

  Parent Company interest held in share capital, reserves and retained earnings of the subsidiaries;

  Minority interest, shares of net shareholder equity and earnings are highlighted;

  Balances of assets and liabilities resulting from transactions among the consolidated companies;

  Income and expense accounts arising from significant transactions conducted among the consolidated companies.

The items comprising assets and liabilities, income and expenses of the joint subsidiaries, TV Cabo and Comunicações Jundiaí S.A., were included in the consolidated financial statements in proportion to the interest of the Company held in their share capital.

4. Cash and cash equivalents

	Parent Company		Consolidated

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Cash and banks	2,142	338	24,152	11,925
Investment funds	-	-	-	85
Certificates of bank deposit	17,695	42,755	260,031	285,099

	19,837	43,093	284,183	297,109

Certificates of bank deposit and committed debentures are remunerated at an average rate of 99.5% of the CDI fluctuation. Investment funds are remunerated according to the fluctuation of their respective quotas.

5. Accounts receivable

	Consolidated

	09/30/2006	06/30/2006

Subscriber accounts receivable	221,628	211,473
(-) Deferred income	(111,441)	(108,800)
(-) Provision for doubtful accounts	(25,566)	(25,059)

	84,621	77,614

Deferred income refers to pre invoicing of monthly subscriptions, allocated to income based on the accrual method.

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days.

The balance of the provision for doubtful accounts is made up of accounts receivable balances over 90 days in arrears.

During the period ended September 30, 2006, the Company wrote-off subscriber accounts receivable against the provision for doubtful accounts of approximately R$ 14,600 (R$ 18,900 as of September 30, 2005), as these accounts receivable were regarded as unable to be collected.

6. Inventories

	Consolidated

	09/30/2006	06/30/2006

Material for maintenance of networks	30,869	31,560
Material for installations and technical assistance	24,960	19,111
Provision for obsolescence	(3,057)	(3,057)

	52,772	47,614

7. Current and non current deferred and recoverable taxes

	Parent Company		Consolidated

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Recoverable taxes:
Withholding income tax	5,702	5,256	30,857	30,979
Recoverable federal taxes	1,944	1,978	25,715	19,104
Other	-	-	174	163

Total	7,646	7,234	56,746	50,246

Current	1,486	1,683	32,622	24,046

Non Current	6,160	5,551	24,124	26,200

Deferred taxes:
Tax credits arising from goodwill upon
merger	-	-	168,879	190,124

Income tax:
Tax losses	-	-	218,364	219,774
Temporary differences	-	-	31,121	32,050

	-	-	249,485	251,824
Social contribution taxes:
Negative tax base	-	-	76,897	77,297
Temporary differences	-	-	9,255	9,724

	-	-	86,152	87,021

Total	-	-	504,516	528,969

Current	-	-	110,903	107,376

Non Current	-	-	393,613	421,593

Tax credits arising from goodwill upon merger

Beginning January 2003, the operators started utilizing the tax credits arising from mergers, which are being amortized based on the straight-line method over a 72-month term based on the operators projections of taxable income.

During the period ended September 30, 2006, the operators amortized for tax purposes, credits in the amount of R$ 63,738, which generated tax benefits of R$ 59,088 as a deductible expense in the operators’ taxable income. Additionally, the credits amortized in prior years were also used in the amount of R$ 32, totaling a tax benefit during the period of R$ 59,120 (R$ 65,408 on September 30, 2005).

Of this benefit, the amount of R$ 51,319 (R$ 56,779 as of September 30, 2005) is derived from the goodwill from the merger of Globotel Participações S.A. in August 2001, and the remaining R$ 7,801 (R$ 8,629 as of September 30, 2005) is related to the goodwill merged from the operators by the Company.

As September 30 and June 30, 2006, the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	09/30/2006	06/30/2006

Net São Paulo Ltda.	110,486	122,762
Net Rio S.A.	32,580	38,681
Net Belo Horizonte Ltda.	18,171	20,189
Net Brasília Ltda.	7,642	8,492

	168,879	190,124

An estimate of the amortization of tax credits beginning October 1, 2006 is shown below:

2006	21,246
2007	84,983
2008	62,650

Total	168,879

Deferred income and social contribution taxes on tax losses, negative social contribution tax base and temporary differences

Some subsidiaries, on the basis of a history of profitability and the expectation of generating future taxable income, determined by a technical study, derived from the December 31, 2005, business plans duly approved by the board of directors and revised annually recorded deferred income and social contribution taxes on temporary differences, tax losses and negative social contribution tax bases from prior years. Offsetting tax losses and negative social contribution tax bases does not have any statute of limitations and is limited to 30% of annual taxable income generated annually.

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and discounted to present values at the average rate of the cost of capital of the Company is shown below:

2006	11,827
2007	18,270
2008	26,963
2009	47,823
2010 to 2012	110,441
2013 to 2015	120,313

Total	335,637

Unrecorded deferred tax assets	848,059

Total	1,183,696

Roll-forward of deferred income and social contribution tax on tax losses, negative social contribution tax base and temporary differences	Tax losses and negative tax base	Temporary differences	Total

Balances as June 30, 2006	297,071	41,774	338,845
Constitution of Income Social Contribution taxes on temporary differences	-	(1,398)	(1,398)
Realization of tax losses and negative tax bases	(1,810)	-	(1,810)

Balances as September 30, 2006	295,261	40,376	335,637

The unrecorded portion of the deferred tax assets of R$ 848,059, is brought up to date with tax losses and accumulated negative social contribution bases until September 30, 2006.

Projections of results from operators considered annual amortization of tax credits resulting from mergers as well as the conclusion of the capital restructuring process and indicated recovery of the recorded tax credits and deferred taxes.

According to the technical feasibility study conducted on the premises of the generation of future income, determined by the Company’s management, the deferred tax assets recorded will be recovered in a maximum period of 10 years.

The projected results, which considered perpetuity were translated discounted to present values using the average rate of the cost of capital of the Company (WACC) and compared to projections at face value and the lesser of the two amounts was considered to determine the amount to be recorded as deferred tax assets.

Additionally, the management continues to concentrate efforts on the most effective actions to enable a reduction in operating costs, for the purpose of increasing the profits of its operators.

The Company business plans are revised annually to reflect the changing economic scenario, market changes and the impact of Management’s decisions and include the following main assumptions:

  Continued broad band internet access (Net Vírtua), in key markets where there is high population density and available income and possible expansion of access to areas of lower population density but which has a high degree of available income.
  Realization of course of action with subscribers to improve the subscription TV mix subscribers, encouraging migration to packages which offer greater margins and better perception of value in addition to added value services.
  Offer of new added value services to subscribers based on pay per view products including film, sports and ala carte channel menu selections.
  Improved quality of services based on the outsourcing of Customer Service and Information Technology areas which has decreased and should continue to decrease the annual rates of subscriber cancellations and respective operating costs.

  Launch of Net Digital (digital interactive TV), which contributes toward increased income per subscriber and enables the Company to offer better quality products and added value services.
  Continued expansion of key operating processes of the Company, such as sales, installations and retentions, which have resulted in a reduction of costs per subscriber.

The tax credits installments which will be amortized against taxable income in the short term have been recorded under current assets.

The estimates for recovery of tax credits were based on the projections of taxable income considering several financial and business assumptions prevailing at year ended 2005. Consequently, these estimates may not realize in the future as expected due to the uncertainties interest to projections.

A reconciliation of the income tax benefits/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Parent Company		Consolidated

	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Profit before income and social contribution taxes	53,512	(5,823)	138,946	69,605

Exclusion from income of the equity in earnings of the subsidiaries and results from the change in the percentage of interest in share capital	(154,715)	(78,613)	-	-

(Loss) profit before taxes	(101,203)	(84,436)	138,946	69,605

Combined tax rate of 34%	34,409	28,708	(47,242)	(23,666)

Permanent additions:
Nondeductible expenses	(3,711)	(51)	(7,195)	(27,656)

Permanent exclusions
Tax effect of provisions on goodwill	-	-	59,120	65,408

Other items:
Income and social contribution taxes on unrecorded tax losses and temporary differences for the period	(30,698)	(28,657)	(22,602)	(38,989)
Income and social contribution taxes on recorded tax losses and temporary differences		-	(3,482)	12,813
Other tax credits (debits)		613	(228)	1,128

Revenues (expenses) of income tax and social security charges on earnings for period less amortization of fiscal credit	-	613	(21,629)	(10,962)

Effective rate	-	0.73%	15.57%	15.75%

Amortization of tax credit on goodwill	-	-	(63,737)	(63,737)

Income Tax and Social Contribution for the Period	-	613	(85,366)	(74,699)

8. Investments

	Parent Company		Consolidated

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Investments in subsidiaries	1,391,323	1,325,800	-	-
Goodwill on the acquisition of	38,266	43,062	61,174	68,370
investments

	1,429,589	1,368,862	61,174	68,370
Other investments	-	-	164	164

	1,429,589	1,368,862	61,338	68,534

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries is shown below:

a) Goodwill

Companies	Balance on 06/30/2006	Goodwill amortization	Balance on 09/30/2006

Net Sul Comunicações Ltda.	40,234	(2,366)	37,868
Net São Paulo Ltda.	2,355	(2,355)	-
Net Recife Ltda.	473	(75)	398

Total Parent Company	43,062	(4,796)	38,266
Antenas Comunitárias Brasileiras Ltda. - Blumenau	10,138	(661)	9,477
Net Londrina Ltda.	9,492	(636)	8,856
Net Paraná Comunicações Ltda.	3,545	(887)	2,658
Net São Paulo Ltda.	1,488	(172)	1,316
Other	645	(44)	601

Total Consolidated	68,370	(7,196)	61,174

b) Investments

Companies	Balances on 06/30/2006	Capital Increase	Dividends received	Interest on own capital	Equity earnings	Balances on 09/30/2006

Equity on earnings:
Subsidiaries:
Net São Paulo Ltda.	522,445	-	(37,610)	-	23,080	507,915
Net Rio S.A.	367,111	-	-	-	14,662	381,773
Jonquil Ventures Limited.	26,746	-	-	-	421	27,167
TV Cabo e Com. De Jundiaí S.A.	5,590	-	-	(60)	433	5,963
Net Franca Ltda.	7,786	-	-	(262)	237	7,761
Net Recife Ltda.	8,742	-	-	(314)	56	8,484
Net Sul Comunicações Ltda.	217,240	51,610	-	(6,766)	10,781	272,865
Net São Carlos S.A.	5,372	-	-	(265)	412	5,519
Net Indaiatuba Ltda.	2,088	-	-	(9)	26	2,105
Multicanal Telecomunicações S.A.	148,258	-	-	-	9,108	157,366
Reyc Comércio e Participações Ltda.	14,422	-	-	-	(17)	14,405

	1,325,800	51,610	(37,610)	(7,676)	59,199	1,391,323

c) Information related to subsidiaries

	September 30, 2006

Companies	Shares ON (thousand)	Quotas (thousand)	Interest in		Shareholders’ equity	Share capital	Results	Investment	Effect on the Parent Company results

			Share capital (%)	Voting stock (%)

Subsidiaries:
Net São Paulo Ltda.	-	42,830	97.40	-	521,456	497,759	62,310	507,915	60,754
Net Rio S.A.	641	-	100.00	100.00	381,773	270,472	44,462	381,773	44,462
Jonquil Ventures Limited.	-	1	100.00	-	27,167	2	(575)	27,167	(575)
TV Cabo e Com. de Jundiaí S.A.	12,985	-	50.00	50.00	11,926	7,500	2,662	5,963	1,331
Net Franca Ltda.	-	3,097,554	100.00	-	7,761	30,976	499	7,761	499
Net Recife Ltda.	-	2,675,720	100.00	-	8,484	26,757	563	8,484	563
Net São Carlos S.A.	561	-	100.00	100.00	5,519	8,800	937	5,519	937
Net Indaiatuba Ltda.	-	632,030	100.00	-	2,105	6,321	22	2,105	22
Multicanal Telecomunicações S.A.	54,761	-	100.00	100.00	157,366	656,049	27,001	157,366	26,994
Net Sul Comunicações Ltda.	-	65,552,565	100.00	-	272,865	655,525	19,724	272,865	19,724
CMA Participações Ltda.	-	-	-	-	-	-	-	-	(7)
Reyc Comércio e Participações Ltda.	-	921	26.94	-	53,464	313,262	33	14,405	11

								1,391,323	154,715

Continuing the restructuring process on June 30, 2006, the Multicanal Telecomunicações S.A. subsidiary incorporated CMA Participações Ltda.

9. Property, plant and equipment

	Parent Company

	Average annual rate of depreciation %	Balances On 06/30/2006	Additions	Write-Offs	Balances on 09/30/2006

Property, plant and equipment in
use
Software use rights	20	157,737	1,274	-	159,011
Machinery and equipment	10	1,044	-	(2)	1,042
Furniture and fixtures	10	2,276	4	-	2,280
Installations	10	4,482	-	-	4,482
Improvements and buildings	4	438	-	-	438
Vehicles	20	312	-	-	312
Information technology	20	10,500	279	(226)	10,553
equipment
Other	Sundry	16	-	(16)	-

		176,805	1,557	(244)	178,118

Accumulated depreciation		(128,892)	(4,285)	163	(133,014)

		47,913	(2,728)	(81)	45,104

	Consolidated

	Average annual rate of depreciation %	Balances on 06/30/2006	Additions / Transfers	Write-offs	Balances on 09/30/2006

Signal distribution network
Network central	6.67	177,833	1,811	(61)	179,583
External network	8.33	1,123,645	9,365	(915)	1,132,095
Internal network	6.67	267,611	3,531	(152)	270,990
De-codifies (cable boxes) and
Converters	10	431,731	(445)	(2,504)	428,782
Digital de-codifies	10	50,995	32,885	-	83,880
Cable modem	10	84,903	8,855	(13)	93,745
Inventories to be used in	-	89,245	(5,614)	(560)	83,071
Property, plant and equipment
Advances to suppliers and property,
plant and equipment in progress	-	2,645	264	(1,125)	1,784

		2,228,608	50,652	(5,330)	2,273,930

Property, plant and equipment in use
Software use rights	20	225,847	4,678	-	230,525
Machinery and equipment	10	22,527	108	-	22,635
Furniture and fixtures	10	13,083	49	-	13,132
Installations	10	15,907	52	-	15,959
Improvements and buildings	4	25,976	30	-	26,006
Vehicles	20	3,932	(14)	(138)	3,780
Information technology equipment	20	45,354	658	(133)	45,879
Tools	20	15,337	187	(36)	15,488
Land	-	2,999	-	-	2,999
Other	Sundry	2,889	-	(344)	2,545

		373,851	5,748	(651)	378,948

		2,602,459	56,400	(5,981)	2,652,878

Accumulated depreciation		(1,687,567)	(33,612)	3,704	(1,717,475)

		914,892	22,788	(2,277)	935,403

10. Deferred Charges

	Consolidated

	09/30/2006				06/30/2006

	Average annual amortization rate %	Cost	Accumulated Amortization	Net Amount	Net Amount

Residential installations	16.67	378,801	(260,574)	118,227	99,338
External network project	20	13,126	(13,126)	-	2
Address control project	20	2,218	(2,218)	-	2
Digital TV Project	20	5,724	(2,069)	3,655	3,942
Net Phone Project	20	4,926	(2,815)	2,111	4,186

		404,795	(280,802)	123,993	107,470

In 2006, management reviewed the estimated useful life of the costs related to residential installation to better reflect the allocation of these asset costs to the years which will benefit from its use during their economic useful lives. The amortization rate changed from 20% to 16.67% per year.

The effect on the results consolidated resulting from the change in estimated useful life for the period beginning January 1 to September 30, 2006, was a reduction in amortization expenses in the amount of approximately R$ 6,900.

11. Programming Suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Parent Company		Consolidated

	Current liabilities		Current liabilities

Description	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Related Parties
Net Brasil S.A.	-	-	66,171	65,217
Globosat Programadora Ltda.	-	-	4,448	3,753

	-	-	70,619	68,970

Third parties	16,568	14,771	20,931	18,205

Total	16,568	14,771	91,550	87,175

Consolidated				Operational earnings

	Programming		Programming schedule		Programming		Total
					Agreement

Relateds	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Companiess
Net Brasil S.A.	(317,215)	(319,465)	-	-	(1,086)	(1,065)	(318,301)	(320,530)
Globosat Programadora Ltda.	(29,759)	(28,041)	-	-	-	-	(29,759)	(28,041)
Editora Globo S.A.	-	-	(9,771)	(10,218)	-	-	(9,771)	(10,218)

Total	(346,974)	(347,506)	(9,771)	(10,218)	(1,086)	(1,065)	(357,831)	(358,789)

During the period, the Company recognized earnings of R$ 2,915 which refer to the discounts obtained from programming suppliers which were contingent upon the settlement of the renegotiated payment installments and also recorded earnings of R$ 9,764 in marketing incentives and channel launches allocated to other operating income.

The negotiations are still ongoing and involve values which are pending formalization for effective settlement related to the years 2001 and 2002 in the amount of approximately R$ 29,999 which has been price level restated based on the IGP-M (General Market Price Index) and are recorded under current liabilities. Management expects to conclude this negotiation until December 31, 2006.

On June 27, 2004, the Company renegotiated with Net Brasil S.A., a subsidiary of the company Distel Holding S.A., programming acquisition terms and commission values based on a new contract. The contract term is valid for 10 years and is automatically renewable for equal periods. Net Brasil S.A. remains as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity. Additionally, the contracts for the acquisition of existing international program content have been recognized and accepted by the Company, which implies that the Company must fully comply with the existing terms and thereof until the respective contract terms lapse, at which time they will be negotiated directly between the Company and the programmers.

The Company can contract new international content channels directly from the programmers.

The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A.

Pay-per-view (PPV) events are negotiated through a consortium set up between the Company associated with Globosat Programadora Ltda. to jointly exploit the rights and resources dedicated to the transmission and sale of such events, for a term that is in accordance with the duration of each event subject to the consortium.

The values and terms of the programming contracts and the Companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, USA and For Man are conducted at normal market prices, terms and payment conditions.

In March 2005 the Company signed a memorandum of understanding with Brasil Distribution L.L.C, and obtained nonexclusive rights to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and will be price level restated annually based on the IGP-M.

12. Loans and financing

The subsidiary Jonquil Ventures Limited holds Net Sul Floating Rate Notes in the amount of R$ 20,152 that have not been subjected to the company’s debt rescheduling and have been totally eliminated from the consolidated financial statements.

13. Debentures

On July 28, 2005 the Company announced its 5th issue and on August 15, 2005, issued 65,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 650,000.

The debentures issued and placed can be broken down and described as follows:

	Quantity In circulation		Balances on

	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Nonconvertible debentures, 5th issue in 2005	65,000	65,000	662,379	689,570

Total			662,379	689,570
Current			12,379	39,570

Non current			650,000	650,000

The long-term installment payments are scheduled as follows:

Year falling due:	Parent Company and Consolidated

2008	162,500
2009	162,500
2010	162,500
2011	162,500

Total	650,000

The main characteristics of the issues are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on September 2, 2005.
Total issue value	R$ 650,000
Nominal unit value on the issue date	Single issue - Nominal Unit Value R$ 10
Total number of debentures	65,000 debentures
Date issued	August 15, 2005
Final due date	August 15, 2011
Type	Simple, nonconvertible in Company shares, nominative and contractual.
Amortization	The value of amortization will be 25% of the Nominal Unit Value of the Debentures, on the following dates:
August 15, 2008, August 15, 2009, August 15, 2010 and August 15, 2011.
Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day “Over extra group” (ID rate) plus exponential spread of 1.50% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 15th day or the first subsequent business day in the months of August and February of each year, and the last payment shall be made on August 15, 2011.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
-Maintenance of Financial Indexes (Net Debt/EBITDA and EBITDA/Interest Net Debt)
-Restrictions to new debt, sale of assets, distribution of dividends and repurchase of its own shares.
-Use of funds arising from the Issue in compliance with that provided in the Issue Deed
-At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
-Conduct all intercompany operations according to the ethical standards, which serve to guide such business.
- Keep insurance coverage according to the normally adopted practices of the Company and as described in the Definitive Prospectus.

The Company does not present any events of noncompliance with the financial indexes mentioned above as of September 30, 2006.

The costs of issuing the debentures in the amount of R$ 5,025, were capitalized as prepaid expenses and have been amortized according to the term of the debenture issuance contract.

14. ECAD - copyrights accounts payable

Refer to amounts payable to the Central Payment and Distribution Office – ECAD, an organ which acts as the legal representative for artists and authors in the collection of royalty payments owed to them by the public display of musical compositions in Brazil. The Company is discussing the collection of these amounts and made judicial deposits in the amount of R$ 31,835 (R$ 26,482 on June 30, 2006). On September 30, 2006 the values paid to ECAD totaled R$ 38,166 (R$ 34,069 on June 30, 2006).

15. Related Parties

The main asset and liability balances on September 30, 2006, as well as transactions with related parties which impact the results of the period were conducted under normal market conditions taking the respective operations into account and are shown below:

Parent Company	Current				Non Current

	Related Parties		Related Parties		Advances for future capital increases		TOTAL

Companies	09/30/2006	06/30/2006	09/30/2006	06/30/2006	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Subsidiaries
Net Rio S.A. (*)	38,586	96,352	41,980	24,264	-	-	41,980	24,264
Net Brasília Ltda.	318	316	-	34	-	-	-	34
Net Campinas Ltda.	332	319	23	30	-	-	23	30
Net Belo Horizonte Ltda.	640	633	9	69	-	-	9	69
Net São Carlos S.A.	36	36	-	-	4,490	4,490	4,490	4,490
Net Sul Comunicações Ltda.	601	606	-	79	-	-		79
Net Goiânia Ltda.	157	155	-	44	-	-	-	44
Net Ribeirão Preto S.A.	107	101	-	1	-	-	-	1
Net São Paulo Ltda.	2,969	2,931	776	220	-	-	776	220
Net Sorocaba Ltda.	111	109	-	-	-	-	-	-
DR-Empresa de Distrib. e Recep. de TV Ltda.	354	350	11	4	-	-	11	4
Net Paraná Comunicações Ltda.	346	342	-	32	-	-	-	32
Net Florianópolis Ltda.	167	166	-	16	-	-	-	16
TV Cabo e Comunicações de Jundiaí S.A.	-	-	-	106	1,352	1,352	1,352	1,458
Other	579	580	17	46	-	-	17	46

Total	45,303	102,996	42,816	24,945	5,842	5,842	48,658	30,787

Parent Company	Current		Non Current

	Suppliers		Related Parties
Companies	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Subsidiaries
Jonquil Ventures Limited	-	-	6,291	6,291
Multicanal Telecomunicações	-	-	6	-
Net São Paulo Ltda.	-	-	1	1
Net São Carlos	-	-	-	7
Other	-	-	26	1

	-	-	6,324	6,300
Shareholders
Emp. Brasil. De Telecom. S.A. – Embratel	1,183	140	-	-

	1,183	140	-	-

Associated
Editora Globo S.A.	-	36	-	-
BCP S.A.	43	-	-	-

	43	36	-	-

Total	1,226	176	6,324	6,300

Parent Company	Operating income

	Telecommunications		Financial		Services revenue and Repass of administrative expenses		TOTAL

Companies	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Subsidiaries
Multicanal Telecomunicações S.A.	-	-	-	14	-	931	-	945
Net Belo Horizonte Ltda. (*)	-	-	10	33	6,182	727	6,192	760
Net Rio S.A. (*)	-	-	15,034	18,444	19,061	1,896	34,095	20,340
Net Brasília Ltda. (*)	-	-	5	(106)	3,075	365	3,080	259
TV Cabo e Comun. Jundiaí S. A.	-	-	(1)	-	993	968	992	968
Net Campinas Ltda. (*)	-	-	4	(47)	3,128	335	3,132	288
Net Sul Comunicações Ltda.	-	-	919	1,243	6,032	2,708	6,951	3,951
Net São Paulo Ltda.	-	-	(2,681)	56,122	28,816	2,047	26,135	58,169
ITR – Emp. De Distrib. E Recep. De TV Ltda.	-	-	1	-	3,488	-	3,489	-
Net Paraná Comunicações Ltda.	-	-	4	-	3,388	-	3,392	-
Net Florianópolis Ltda.	-	-	2	-	1,625	-	1,627	-
Net Sorocaba Ltda.	-	-	1	-	1,054	-	1,055	-
Net Goiânia Ltda.	-	-	1	-	1,510	-	1,511	-
Other	-	-	-	(1,083)	7,280	265	7,280	(818)

	-	-	13,299	74,620	85,632	10,242	98,931	84,862

Shareholders
Distel Holding S.A	-	-	-	(175)	-	-	-	(175)
Emp. Brasil. De Telecom. S.A. – Embratel	(1,230)	(108)	-	-	-	-	(1,230)	(108)
Globo Comunicação e Participações S.A.	-	-	-	(691)	-	-	-	(691)

	(1,230)	(108)	-	(866)	-	-	(1,230)	(974)
Associated

BCP S.A.	(97)	(22)	-	-	-	-	(97)	(22)

	(97)	(22)	-	-	-	-	(97)	(22)

Total	(1,327)	(130)	13,299	73,754	85,632	10,242	97,604	83,866

	Assets

Consolidated	Current		Non current			Total

	Related Parties		Related Parties s	Other credits with associated companies		Assets

Companies	30/09/2006	30/06/2006	30/06/2006	30/09/2006	30/06/2006	30/09/2006	30/06/2006

Subsidiaries
TV Cabo e Comun. Jundiaí S. A.	5	-	53	-	-	5	53

Shareholders
Globo Comunicação e Partic. S.A.	-	-	-	-	4	-	4
Emp. Brasil. de Telecom. S.A. – Embratel	14,046	2,649	-	-	-	14,046	2,649

	14,046	2,649	-	-	4	14,046	2,653
Associated
Globosat Programadora Ltda.	-	-	-	44	33	44	33

	-	-	-	44	33	44	33

Total	14,051	2,649	53	44	37	14,095	2,739

	Liabilities

Consolidated	Current		Non current			Total

	Suppliers		Related parties	Revenues from future reporting periods		Liabilities

Companies	30/09/2006	30/06/2006	30/06/2006	30/09/2006	30/06/2006	30/09/2006	30/06/2006

Subsidiaries
TV Cabo e Comun. Jundiaí S. A.	-	-	11	-	-	-	11

Shareholders
Globo Comunicação e Partic. S.A.	-	18	-	-	-	-	18
Emp. Brasil. de Telecom. S.A. – Embratel	6,972	5,850	-	20,452	15,461	27,424	21,311

	6,972	5,868	-	20,452	15,461	27,424	21,329
Associated
Editora Globo S.A.	-	1.100	-	-	-	-	1,100
Infoglobo Comunicações Ltda.	-	4	-	-	-	-	4
BCP S.A.	337	-	-	-	-	337	-
Americel S.A.	11	13	-	-	-	11	13
TESS S.A.	10	4	-	-	-	10	4

	358	1.121	-	-	-	358	1,121

Total	7,330	6,989	11	20,452	15,461	27,782	22,461

Consolidated	Operating Income

	Lease revenue/telec.		Financial		Telecommunications		TOTAL

Companies	30/09/2006	30/09/2005	30/09/2006	30/09/2005	30/09/2006	30/09/2005	30/09/2006	30/09/2005

Shareholders
Globo Comunicação e Participações S.A.	-	-	(2)	(1.414)	(126)	(53)	(128)	(1.467)
Emp. Brasil. de Telecom. S.A. – Embratel	9,813	2,869	-	-	(33,507)	(3,807)	(23,694)	(938)

	9,813	2,869	(2)	(1,414)	(33,633)	(3,860)	(23,822)	(2,405)
Associated
Globosat Programadora Ltda.	-	-	-	-	25	343	25	343
Editora Globo S.A.	-	-	-	-	(145)	-	(145)	-
Infoglobo Comunicações Ltda.	-	-	-	-	(13)	(42)	(13)	(42)
Distel Holding S.A.	-	-	-	(175)	-	-	-	(175)
BCP S.A.	-	-	-	-	(546)	(37)	(546)	(37)
Brasilcenter Comunicações Ltda	-	-	-	-	(2,450)	(2,503)	(2,450)	(2,503)
BSE S.A.	-	-	-	-	(18)	(18)	(18)	(18)
Americel S.A.	-	-	-		(87)	(31)	(87)	(31)
TESS S.A.	-	-	-	-	(320)	(444)	(320)	(444)

	-	-	-	(175)	(3,554)	(2,732)	(3,554)	(2,907)

Total	9,813	2,869	(2)	(1,589)	(37,187)	(6,592)	(27,376)	(5,312)

The balances of credits and debits with the Associated Companies, except receivables from Net Rio S.A. are subject to interest of 12% p.a., with an indeterminate maturity date.

Transactions related to the acquisition of programming, exclusively through the intermediation of Net Brasil S.A., as well as pay-per-view with Globosat Programadora Ltda., are shown in explanatory note 11.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

On November 22, 2005 the Company disclosed a relevant fact in which it informed that it was entering into an association with Empresa Brasileira de Telecomunicações S.A. – Embratel, whereby they would jointly be offering telephony services to the Company subscribers. On February 8, 2006, the Company and Embratel, a subsidiary of Telmex, executed a Memorandum of Understanding that outlines the new business model for offering an Embratel voice product to current and potential Company subscribers where there is revenue sharing for using the Company's bidirectional network. On implementing this business, the Company may begin to provide integrated video, broadband and voice (triple play) services. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (STFC), multimedia service (SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

Net Fone revenue - Remuneration is based on 50% of the net revenue from accounts invoiced by Embratel (Net Fone), after deducting interconnection costs.

Special Projects - Remunerated on the basis of percentage of costs incurred by each project. Revenue of Network Access - Are remunerated according to the increase of the Net Fone's subscriber base.

Optic fiber lease revenue - Remunerated in accordance with specific contract including usual market condition.

Other transactions as Vírtua link, voice channel, land line telephony and Click 21, are recorded on the basis of usual market practice prices and terms for this type of operation.

(*)On March 31, 2005, the Company sold off 100% of investments in the companies Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda. to the subsidiary Net Rio S.A. The adjusted price was based on the companies’ shareholders’ equity and shall be settled in three annual installments beginning August 15 and price level restated according to the fluctuation of the DBDs plus 4% interest per year beginning December 15, 2005. The receivables are included under the heading related parties classified under current and non current assets.

16. Provisions for Contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies, arising during the normal course of operations, involving tax, labor civil and other legal matters. The Company has made a number of judicial deposits linked to the processes related to taxes under legal dispute.

Management based on information received from its legal advisors, pending legal processes and in relation to labor suits, based on prior experience regarding amounts claimed has established a provision for an amount deemed sufficient to cover losses estimated for the ongoing suits as shown below:

Parent Company	Labor	Civil	Tax	Social Security	Total

Balances on June 31, 2006	600	30	267,776	797	269,203
Additions	66	-	8	-	74
Price level restatement	-	-	7,998	2	8,000
Write offs	(122)	(29)	(11,549)	(33)	(11,733)

Balances on September 30, 2006	544	1	264,233	766	265,544

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on June 31, 2006	17,758	25,061	559,659	4,070	606,548
Additions	2,220	1,036	1,289	-	4,545
Price level restatement	-	1	12,557	157	12,715
Write offs	(2,801)	(1,754)	(26,508)	(280)	(31,343)

Balances on September 30, 2006	17,177	24,344	546,997	3,947	592,465

The most important transactions of the quarter related to Tax e Social Security contingencies are recorded under additions and write offs are shown below:

Additions

ICMS – Convention	1,129
Other	160

Total	1,289

Write offs

IOF on bank current account operations	16,917
ICMS on Net Rio Adhesion Charge	2,657
Notification of Infringement concerning Income Tax – Multitel	2,746
Notification of Infrigement IRPJ CSSL – Net SP	3,888
Other	580

Total	26,788

There follows a summary of the relevant contingency arrangements for which no provision was set aside because the Company’s management, on the basis of information provided by its outside advisors, believe that there is only a remote chance of losing.

Tax on use of public roads, and aerial and underground space

As of 1999, several municipalities promulgated orders or laws levying contributions on the utilization of public, aerial, and underground spaces, including laying and passage of cables, also known as the “Shadow Tax". Power and telecommunications companies, among others, are liable for this tax.

In all municipalities in which the Company is operating and local legislation has been issued authorizing the "Shadow Tax", the Company has taken legal action questioning the constitutionality and legality of this tax. In these actions, we contend that: (i) the tax interferes with the Brazilian federal government's exclusive authority to legislate for telecommunications; and (ii) the legal nature of the tax is not that of a price, fee or contribution, or public contribution, as defined under Brazilian law. In addition, we believe that the "shadow tax" is unconstitutional, since it is not included in the jurisdiction of municipalities as determined by Brazil’s Federal Constitution.

In Rio de Janeiro we are awaiting a decision on our appeal from the highest court.

In São Paulo three different regulations (normative actions) have been issued authorizing the Shadow Tax. In the actions brought by Net São Paulo Ltda. the results are as follows:

In the action against the 1st law, a court order was not granted by the court of first instance but is awaiting a decision from the court of 2nd instance. In the action against the 2nd law, a favorable decision was annulled by the court of second instance, and is awaiting a ruling from the highest court. In the action against the third "normative action" the decision from the court of 1st instance was favorable and we are awaiting a decision from the court of second instance.

In the other municipalities, we obtained six favorable decisions, which the municipalities appealed, and three unfavorable decisions which have appealed.

If our appeals fail and we are forced to pay this tax, our operational earnings may be adversely and substantially affected. However, on the basis on its legal advisors’ opinions that the chances of losing the case are remote, management has not recorded any provision for this contingency.

The information related to contingencies remain as disclosed in the notes to the financial statements of the year ended on December 31, 2005.

17. Shareholders equity

Share capital

On August 1st, 2006, the board implemented all the necessary measures for bundling each lot of 15 shares in 1 of the Company's shares, as approved by the board’s extraordinary and ordinary meeting of April 28, 2006, being the share capital represented by 109,320,070 common shares and 158,667,398 preferred shares.

The share capital could be increased to a limit of R$ 5,000,000 regardless of any amendment to the articles of incorporation in compliance with article 168 of Law 6.404/76, based on the decision of the Board of Directors, which will establish the terms for issuance according to the terms of the first paragraph of article 170 of Law 6.404/76.

The articles of incorporation provide for the distribution of mandatory dividends of 25% of net profits for the period, adjusted in compliance with article 202 of Law 6.404/76, taking the balance available when included in the accumulated amount.

Preferred shares shall be entitled to voting rights exclusively in the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given Shareholders which exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on an equal footing as common shares in the distribution of bonuses and shall represent as much as 2/3 (two thirds) of the total number of shares issued by the Company and can be amended upon issued at the previously existing proportion between common and preferential shares.

In compliance with the provisions of the Sarbanes-Oxley Act, the Company, on July 12, 2005, approved the installation of a permanent fiscal council comprising a minimum of three and a maximum of five members.

Shareholders Agreement

On March 21, 2005, a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

The Company’s Board of Directors is made up of eleven (11) effective members and the same number of alternate members, all of which are Shareholders of Net Serviços de Comunicação S.A. and at least one effective member and respective alternate from Globo, four (4) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority Shareholders group.

Market value of Company shares

The market value of Net Serviços de Comunicação S.A’ shares., according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was on September 30, 2006, R$ 19.54 (R$ 1.17 on June 30, 2006, before the bundling of shares). The company reported on June 30, 2006, shareholders’ equity of R$ 674,782 and on June 30, 2006, shareholders’ equity was R$ 650,179, and the book value of shares was R$ 2.52 and R$ 0.16 respectively.

Special Goodwill Reserve

On December 31, 2005, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 74,269, resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized, on May 18, 2006, the board authorized and ratified a capital increase in the amount of R$ 74,269 by capitalizing the tax benefit resulting from amortization of the differential due to the acquisition of Globotel Participações S.A. ("Globotel"), as stipulated in section 8 of the Globotel "Protocol of Incorporation". This benefit was obtained by the subsidiaries Net Belo Horizonte Ltda., Net Rio S.A., Net Brasília Ltda. and Net São Paulo Ltda. during the fiscal year ended December 31, 2005.

Pursuant to CVM Instruction 319/99 and Article 171 of Law 6.404/76, the shares were issued against credit capitalization benefiting the shareholder Globo Comunicação e Participações S.A.

(successor to Roma Participações S.A.) and then sold to Empresa Brasileira de Telecomunicações S.A. - Embratel.

18. Statement of changes in shareholders’ equity for the period ended on September 30, 2006

	Number of Shares		Share capital			Capital Reserves

	ON	PN	Subscribed	To be paid in	Paid in	Goodwill on share issues	Special Goodwill reserve	Premium on issue of debentures	Accumulated losses	Total

Balances on June 30, 2006	1,639,801,063	2,380,010,972	3,548,541	(12,923)	3,535,618	8,702	292,277	54,945	(3,241,363)	650,179

Shares bundling	(1,530,480,993)	(2,221,343,574)	-	-	-	-	-	-	-	-

Net profits for the quarter	-	-	-	-	-	-	-	-	24,603	24,603

Balances on September 30, 2006	109,320,070	158,667,398	3,548,541	(12,923)	3,535,618	8,702	292,277	54,945	(3,216,760)	674,782

19. Cost of services provided
	Consolidated

	09/30/2006	09/30/2005

Subscription
Program scheduling costs	404.651	354.378
Network materials and maintenance	24.277	19.750
Personnel	72.398	54.022
Pole rental	29.762	28.076
Depreciation	89.424	84.520
Amortization	14.820	17.929
Program schedule guide (TV Guide)	9.771	10.218
Third party (outsourced) service	61.884	37.044
Network electrical power	18.765	19.901
Vehicles	8.937	6.596
Telecommunications	30.014	12.077
ECAD	11.837	10.174
Sales commissions	1.086	1.065
Telemar convention	7.825	6.876
Rental of pipelines	4.137	3.834
Other	7.080	12.882

Cost of services rendered	796.668	679.342

20. Financial results

	Parent Company		Consolidated

	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Income:
Reversal of fines and monetary charges on debt	-	112,010	-	148,498
Interest on loans to subsidiaries and associated companies	16,032	95,655	-	-
Financial investments	3,583	5,523	27,878	118
Arrears interest on late monthly payments	-	8	6,381	8,748
Price level restatements	340	742	1,250	1,661
Foreign exchange fluctuations	(1,080)	(2,692)	(2,573)	(2,472)
Interest on tax credits	503	-	1,905	199
Non cumulative PIS and COFINS taxes	234	(506)	246	(506)
Discounts obtained	2	8	36	69

	19,614	210,748	35,123	156,315

Expenses:
Financial charges on loans and debentures	(82,408)	(119,244)	(83,894)	(125,570)
Financial expenses – Associated Companies	(2,733)	(21,234)	1	(406)
Price level restatements and foreign exchange fluctuations and
others	96	(783)	503	(24,191)
Price level restatements and foreign exchange fluctuations on loans	-	47,413	8.840	65,567
Financial charges on contingencies	529	(10,341)	(1,986)	(28,578)
CPMF tax	(1,848)	(8,547)	(13,438)	(19,241)
PIS and COFINS taxes on income	(1,213)	(35)	(2,082)	(35)
Earnings (losses) from Hedge/Swap operations	(21,397)	(28,211)	(31,904)	(30,904)
IOF tax on bank current account	16,590	9,829	22,898	10,036
Interest on suppliers and taxes	(40)	(396)	(4,375)	(2,046)
Discounts extended	-	(1)	(15,672)	(6,983)
Financial assistance in the debt restructuring program	(253)	(46,195)	(245)	(70,994)
Price level restatements and foreign exchange fluctuations on
Program scheduling	5	-	2,313	48
Other	(325)	(10,087)	(2,364)	(13,569)

	(92,997)	(187,832)	(121,405)	(246,866)

Net financial (expenses) revenues	(73,383)	22,916	(86,282)	(90,551)

21. Management remuneration

The aggregate value of remuneration received by the Company management for services in their respective areas of endeavor was R$ 11,380 for the period ended on September 30, 2006 (R$ 16,603 on September 30, 2005).

22. Employee benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company. Expenses for these benefits accumulated during the period ended on September 30, 2006, totaled R$ 12,062 (R$ 8,220 on September 30, 2005).

Remuneration:

The Company has three complementary remuneration plans as explained below:

(i) Profit sharing plan (PPR): in compliance with a union agreement whereby the Company must remunerate its employees on the basis of profit sharing in the amount of up to two additional salaries, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met. For a select number of management, directors and managers of the Company, there are individual agreements in place in compliance with the targets established for these professionals. The main targets of this plan are established to achieve certain amounts of cable TV subscribers (weight 25%), and broadband subscribers (weight 25%), operations cash flow generation (weight 25%), and the adequate level of client satisfaction (weight 25%).

(ii) Complementary profit sharing plan offered to a select number of the Company management, directors and managers for the purpose of retaining these employees until at least mid 2006. The provisions for payment of this plan got underway beginning in 2004 and are cumulative until paid off. The new long term incentive plan, based on the changes in the Company goals described above, was immediately implemented for the purpose of maintaining the Company key executive retention policy.

(iii) Additional profit-sharing plan: the Company will remunerate employees of 9 operators marketing Net Fone in the amount of up to one additional monthly salary on reaching the targets for subscribers and cash flow set by the officers and authorized by the board.

In consideration of the goals established, the Management has recorded over the years 2005 (R$ 27,362) and 2006 (R$ 20,937), provisions related to these benefits plans. They are recorded under the heading salaries and social charges and have a balance on September 30, 2006, of approximately R$ 31,500 (R$ 21,200 on June 30, 2006), according to the established payment terms.

The Company has contracted civil liability insurance for acts practiced by its directors and managers– D&O, in the fulfillment of their duties.

23. Interest on own capital

According to the faculty stipulated by Law No. 9249/95, subsidiaries has recorded include interest on own capital based on the Long Term Interest Rate (local acronym TJLP) effective in the period, in the amount of R$ 18,014, which was recorded as financial expenses, as required by fiscal legislation. For the purposes of these financial statements, these interest charges have been eliminated from the year's financial expenses and are being presented in the retained earnings account as a counter-entry for short-term liabilities.

These subsidiaries' income tax and social contribution liabilities for the period were reduced by approximately R$ 4,224, due to deduction of these taxes in relation to "interest on own capital" credited to shareholders.

24. Financial instruments

i) Estimated market values

The realization values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods. However, a great deal of judgment was required to interpret the market data to produce the most appropriate realization value. As a result, the following estimates do not necessarily reflect the amounts that could be realized on the current trading market. The use of different methodologies could have an effect on the estimated realization values.

The management of these instruments is conducted on the basis of operations strategies, for the purpose of liquidity, profitability and security. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature, in derivative or any other risky assets.

Criteria, premises and limitations in the calculation of the market values.

a) Cash and cash equivalents and financial investments.

The carrying amounts of cash and cash equivalents and financial investments approximate their market values.

b) Recoverable taxes

These are presented at carrying amounts, since there are no parameters for calculation of the market value.

c) Receivable/payable loans

These are shown at carrying amounts since there are no similar instruments on the market and because they are related to operations conducted with subsidiaries and associated companies.

d) Investments

The market value of Investments is identical to their carrying amounts since there are no quotations for them on the market.

e) Loans, financing and debentures

The market value of loans, financing and debentures was calculated on the basis of the net present values of the future cash flows, taking the rates of interest currently available and applicable to instruments of this nature, terms and similar risks or based on market quotations of these notes.

The market values and book balances of financial instruments are shown below:

	Consolidated
	09/30/2006

	Book values	Market value

5th issue debentures	662,379	662,379

	662,379	662,379

f) Derivatives

The Company has a policy of mitigating market risks and avoids assuming positions exposed to fluctuations of market values and operating only with instruments, which enable control of risks. The Company has swap operations, at an initial value in the amount of US$ 10,800 thousand, reflecting the substitution of the foreign exchange fluctuation by the IGP-M index plus spread in 12 equal installments and several other swap operations having an initial value in the amount of US$ 46,600 thousand, reflected by the exchange of foreign exchange fluctuations by the DBD or by pre-fixed rates, for the purpose of protecting itself from the mismatched effects of these rates. On the nine-month period ended September 30, 2006, the company a loss of R$ 31,904 in financial expenses.

g) Limitations

The market values were estimated on the balance sheet date based on relevant market information. The changes in the premises could affect the estimates recorded.

ii) Credit risks

The financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and receivable accounts. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular. The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company also has a Provision for doubtful accounts receivable in the amount of R$ 25,566 (June 30, 2006 – R$ 25,059) corresponding 23% of the balance of outstanding accounts receivable (24% on June 30, 2006).

Consolidated expenses for doubtful accounts receivable totaled R$ 19,008 on September 30, 2006, and R$ 15,579 on September 30, 2005.

iii) Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations related to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar.

Company income is substantially generated in the local currency, the Real, although the Company does have equipment vendors pegged to foreign currencies. By April 5, 2006, the Company had financing denominated in US dollars.

The Company’s foreign currency exposure is shown below:

	Consolidated

	09/30/2006	06/30/2006

US dollar pegged debt:
Equipment vendors	3,415	11,064
Loans and financing
Less:
US dollar denominated financial investments	(726)	(726)

Liability exposure	2,689	10,338

iv) Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or SELIC).

The Company’s interest exposure is shown below:

09/30/2006

5th issue debentures	662,379
Local currency, real, denominated investments	(259,305)

Liability exposure	403,074

25. Commitments and guarantees

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months. The Company also has outsourced information technology contracts for a term of 72 months and contracts for a customer service center for a period of 36 months.

Expenses arising from these contracts are shown below:

Nature of the contracts	09/30/2006	09/30/2005

Offices	5,670	5,335
Poles	33,899	31,910
Information technology outsourcing	23,143	15,447
Customer service center outsourcing	44,422	25,980

26. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the companies by the Federal Tax Authority, the Finance Departments of the states of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office.

The amounts of the letters of guarantee are shown below:

09/30/06

Net Rio S.A.	67,432
Net Campinas Ltda.	14,524
Net Serviços de Comunicação S.A.	2,364
Net Belo Horizonte Ltda.	1,032
Net São Paulo Ltda.	394
Net Piracicaba Ltda.	198
Net São Carlos S.A.	49
Multicanal Telecomunicações S.A.	377

86,370

27. Insurance (not reviewed)

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance area is shown below:

Area	Main coverage	Maximum annual coverage

Multi-risk	Fire, lightening, explosion, tornado, electrical damage, theft,
property insurance	valuables inside the premises, riots, strikes and restoration of	57,500
	records, open fidelity, electronic equipment, furniture and
	flooding.
Loss of profits	Arising from fire, lightening and explosions of any nature
	(including those stemming from riots)	8,500
	Indemnity period = one month
Liabilities	Civil, operating – commercial/industrial establishments, service
	providers at the locations of third parties, employer, contingent	2,400
	risks, civil work sites, crossed civil liability, pain and suffering
	and parking lot valets
Civil liability of	Legal defense costs, legal representation expenses and	35,000
the directors and	indemnities for financial losses caused to third parties owed to
management	errors or omissions incurred in management acts, including
	worldwide coverage.

28. Tax losses carry forward

The Company and its subsidiaries have tax losses, negative social contribution tax bases and temporary differences in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts with no statue of limitations.

	09/30/2006		06/30/2006

	Income	Social Contribution	Income	Social Contribution
	tax	tax	tax	tax

Parent Company	1,115,705	1,442,510	1,096,087	1,418,292
Consolidated	3,241,142	3,699,506	3,242,124	3,706,710

29. Cash flow Statements

With the purpose of providing additional information to the market, which will allow a better understanding of the quarterly information, the Company is presenting the consolidated cash flow statements for the periods ended on September 30, 2006 and September 30, 2005, prepared in accordance with the indirect method.

	Parent Company		Consolidated

	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Cash Flows from operating activities
Net income for the period	53,512	(5,210)	53,512	(5,210)
Items which do not affect cash
Equity pickup	(154,715)	(179,103)	-	-
Net interest and foreign exchange fluctuations	17,890	(8,039)	25,894	143
Interest expenses on loans net of payments	81,767	122,481	83,345	127,824
Loss on hedge instruments	21,397	28,211	31,905	30,904
Loss of investment capital	66	102,325	-	-
Depreciation and amortization	25,795	38,690	144,733	162,582
Interest held in minority shareholdings	-	-	68	116
Deferred income and social contribution taxes	-	-	67,022	48,843
Results from writing off permanent assets	(97)	179,338	7,589	16,066
Reversal of fines and monetary charges on debts	-	(111,801)	-	(148,519)
Provision for contingencies	(34,809)	(21,477)	(60,835)	(12,156)

Variations in assets and liabilities
(Increase) decrease in accounts receivable	-	-	(12,777)	(8,962)
(Increase) decrease in inventories and other credits	-	-	(10,198)	(1,621)
(Increase) decrease recoverable taxes	986	1,324	12,617	(7,555)
Decrease dividends received	163,554	254	-	-
(Increase) decrease in other assets	33,956	(298,925)	71,782	(272,294)
(Increase) decrease in prepaid expenses	(87)	36,536	(6,670)	24,700
Increase (decrease) suppliers and program scheduling	10,308	(39,866)	47,259	(21,483)
Increase (decrease) in fiscal obligations	33	(895)	(9,177)	4,047
Increase (decrease) in salaries and social charges	9,082	(11,243)	20,537	(12,675)
Increase (decrease) in provisions and other accounts payable	(15,459)	(23,725)	4,018	(34,536)

Net Cash (used in) provided by operating activities
	213,179	(191,125)	470,624	(109,786)

Cash flow from Investment activities
Interest held in companies	(116,610)	-	-	-
Acquisition of property, plant and equipment and deferred	(6,360)	(5,042)	(286,754)	(109,800)
charges
Sale of permanent assets	1,394	321	527	1,050

Net cash provided by (used in) Investment activities
	(121,576)	(4,721)	(286,227)	(108,750)

	Parent Company		Consolidated

	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Cash flow from financing activities
Loans and financing - short term/long term
Incoming	-	860,635	-	967,405
Payments	(117,417)	(1,160,876)	(202,970)	(1,341,853)
Related Parties	-
Incoming	21,613	915,776	-	-
Payments	(30,774)	(948,806)	-	-
Capital increase and goodwill on the issue of shares	-	583,927	-	583,927

Net cash provided by (used in) finance activities
	(126,578)	250,656	(202,970)	209,479

Increase (decrease) in cash and cash equivalents	(34,975)	54,810	(18,573)	(9,057)

Statement of the increase in cash and cash equivalents
At the beginning of the period
At the end of the period	54,812	355	302,756	324,734
	19,837	55,165	284,183	315,677

Increase (decrease) in cash and cash equivalents	(34,975)	54,810	(18,573)	(9,057)

30. “EBIT” or LAJIR and “EBITDA” or LAJIDA

The Company uses the EBIT or LAJIR (Operating income before interest and taxes) and EBITDA or LAJIDA (Operating income before interest, taxes, depreciation and amortization) as an indicator for measuring its economic performance.

The Company uses the EBIT and the EBITDA because they are standard statistical measurements, normally declared and widely used in the pay television sector. The EBIT and the EBITDA should not be taken into account separately or as substitutes for net income, indicator of operations performance or alternative cash flow for the calculation of liquidity. Neither measurement represents funds available for dividend distribution, re-investments or other uses, and are calculated as follows:

	Consolidated

	09/30/2006	09/30/2005

Net income (loss) for the period	53,512	(5,210)
Income and social contribution taxes	85,366	74,699
Net financial expenses (income)	86,282	90,551
Net non operating expenses (income)	1,846	12,594
Interest in minority shareholdings	68	116

EBIT	227,074	172,750
Depreciation and amortization	144,733	162,582

EBITDA	371,807	335,332

For the purpose of calculation of the EBIT and EBITDA measurements, the heading financial expenses (income) take into account the breakdown of accounts as explained in explanatory note 20.

31. Subsequent events

On October 11, 2006, the Company and certain shareholders of VIVAX S.A. (“VIVAX”) entered into agreements, whereby the Company will initially acquire a minority interest (36.7%) and subsequently acquire control of VIVAX.

These agreements will occur in two different steps as the acquisition of control is subject to the prior approval of the Brazilian National Telecommunications Agency – ANATEL.

On the first step, the Company and Horizon Telecom International LLC (“HTI”) entered into a Share Purchase Agreement, under which the Company will acquire from HTI a minority interest in VIVAX (“Acquisition of Minority Interest”). HTI currently holds 36.7% of VIVAX, 14.6% of which directly and 22.1% indirectly, through its minority interest in Brasil TV a Cabo Participações S.A. (“BTVC”).

The Acquisition of the Minority Interest contemplates a Company’s capital increase, which shall take place through the issuance of common and preferred shares. Existing minority shareholders of the Company will be able to exercise their preemptive rights.

The capital increase contemplates the issuance of 1.355.713 common shares, which shall be paid in cash, and 23.010.140 preferred shares, which shall be paid in VIVAX and BTVC shares held by HTI. Following Brazilian law, these shares have to be offered to the Company’s existing minority shareholders. In case those shareholders exercise their preemptive rights, the cash proceeds will have to be transferred to HTI. HTI will then have to get the Company shares and cash. In case the Company’s minority shareholders do not exercise their preemptive rights, HTI will only get the Company’s shares.

Globo Comunicação e Participações S.A. (“Globo”), Embratel Participações S.A. (“Embratel”) and their respective subsidiaries holding shares in the Company (“Subsidiaries”) have agreed to assign to HTI their preemptive rights in respect to the preferred shares. In exchange, Globo and Embratel were granted an option to purchase NET shares in case HTI decides to sell its shares. This transaction does not change the Company’s control.

The price for the Company capital increase will be based on market price. The Company expects to conclude the first step within the next 60 days.

Subsequently to this first step, Mr. Fernando Norbert will continue to control VIVAX, indirectly through BTVC.

On the same date, the Company, Mr. Fernando Norbert and BTVC entered into a Share Purchase Agreement, under which they will sell 100% of their shares to the Company. Through this second step, which is subject to ANATEL’s approval, the Company will acquire VIVAX’s control, under one of the two alternatives:

a) Acquisition of the control and the shares that belong to existing VIVAX’s minority shareholders through the merger of shares issued by VIVAX into the Company’s capital, with conversion of the VIVAX into a wholly-owned subsidiary of the Company.

b) Transfer by Mr. Fernando Norbert of all of shares issued by VIVAX of his property to the Company, through a contribution in kind, as part of a capital increase whereby the Company will issue only preferred shares.

Upon the closing of the direct acquisition through alternative (b) above, the Company will launch a tender offer to acquire all the outstanding shares held by VIVAX existing minority shareholders.

Independently of the different steps, all VIVAX’s shareholders will be offered to exchange each of their common or preferred share for 0.5678 preferred share issued by the Company.

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Brazilian Corporation Law
QUARTERLY REPORT - Base-date–09/30/2006
NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets
As of September 30, 2006 and June 30, 2006
(In thousands of Reais)

		Consolidated
Account	Description	09/30/2006	06/30/2006
1	Total Assets	2,315,249	2,291,672
1.01	Current Assets	611,985	585,936
1.01.01	Cash and Cash equivalents	284,183	297,109
1.01.01.01	Cash	24,152	11,925
1.01.01.02	Investments and securities	260,031	285,184
1.01.02	Receivables	84,621	77,614
1.01.02.01	Subscriber Accounts Receivable	221,628	211,473
1.01.02.02	Provision for Doubtful Accounts Receivable	(25,566)	(25,059)
1.01.02.03	Related Parties Accounts Receivable	0	0
1.01.02.04	Deferred Income	(111,441)	(108,800)
1.01.03	Inventories	52,772	47,614
1.01.04	Other	190,409	163,599
1.01.04.01	Deferred Taxes	110,903	107,376
1.01.04.02	Taxes Recoverable	32,622	24,046
1.01.04.03	Other Current Assets	13,191	9,296
1.01.04.04	Related Parties	14,051	2,649
1.01.04.05	Programming Receivables from subsidiaries	79	0
1.01.04.06	Accounts Receivables - Sale of Investments	0	0
1.01.04.07	Interest on Shareholder’s Equity Capital	0	0
1.01.04.08	Short Term Investments	0	0
1.01.04.09	Restricted Bank Deposits	0	0
1.01.04.10	Prepaid Expenses	19,563	20,232
1.02	Non Current Assets	582,530	614,840
1.02.01	Sundry Credits	135,982	135,689
1.02.01.01	Judicial Deposits	131,563	131,032
1.02.01.02	Prepaid Expenses	4,419	4,657
1.02.02	Related Parties	0	53
1.02.02.01	Related Parties - Associated Companies	0	0
1.02.02.02	Related Parties – Subsidiaries	0	53
1.02.02.02.01	Related Parties – Subsidiaries	0	53
1.02.02.02.02	Programming Receivable from Subsidiaries	0	0
1.02.02.03	Related Parties	0	0
1.02.03	Other	446,548	479,098
1.02.03.01	Deferred Taxes	393,613	421,593
1.02.03.02	Recoverable Taxes	24,124	26,200
1.02.03.03	Inventories	0	0
1.02.03.04	Accounts Receivable - Sale of Investments	26,261	28,336
1.02.03.05	Other Non – Current Assets	2,550	2,969

		Consolidated
Account	Description	06/30/2006	06/30/2006
1.03	Fixed Assets	1,120,734	1,090,896
1.03.01	Investments	61,338	68,534
1.03.01.01	Investments in Associated Companies	0	0
1.03.01.02	Investments in subsidiaries	61,174	68,370
1.03.01.03	Other Investments	164	164
1.03.02	Property, Plant & Equipment	935,403	914,892
1.03.03	Deferred Charges	123,993	107,470

See the accompanying notes to the quarterly financial information.

		Consolidated
Account	Description	06/30/2006	06/30/2006
2	Total Liabilities	2,315,249	2,291,672
2.01	Current Liabilities	374,691	365,831
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	12,379	39,570
2.01.03	Suppliers	180,120	170,169
2.01.04	Taxes and Contributions Payable	62,973	53,330
2.01.04.01	Fiscal Obligations	44,517	41,649
2.01.04.02	Income Tax Payable	18,456	11,681
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	58,494	43,987
2.01.06.01	Payroll and Related Charges	58,494	43,987
2.01.07	Related Parties	0	0
2.01.07.01	Accounts Payable to Shareholders	0	0
2.01.07.02	Accounts Payable to Related Parties	0	0
2.01.08	Other	60,725	58,775
2.01.08.02	Accounts and Expenses Payable	22,559	24,706
2.01.08.03	Obligation for Assignment of Credits	0	0
2.01.08.04	ECAD – Copyrights Accounts Payable	38,166	34,069
2.02	Non Current Liabilities	1,244,934	1,259,845
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	650,000	650,000
2.02.03	Provisions	0	0
2.02.03.01	Suppliers	0	0
2.02.03.02	Programming Payable	0	0
2.02.04	Related Parties	0	11
2.02.04.01	Related Parties – Subsidiaries	0	11
2.02.04.02	Related Parties – Shareholders	0	0
2.02.04.03	Related Parties – Subsidiaries	0	0
2.02.04.04	Related Parties - Associated Companies	0	0
2.02.05	Other	594,934	609,834
2.02.05.01	Fiscal obligations and other taxes payable	0	0
2.02.05.02	Provision for Contingencies	592,465	606,548
2.02.05.03	Deferred Income Taxes	306	443
2.02.05.04	Provisions and Other Accounts Payable	2,163	2,843
2.02.05.05	Payroll and Related Charges	0	0
2.03	Deferred Income	20,452	15,461
2.04	Minority Interest	390	356

		Consolidated
Account	Description	06/30/2006	06/30/2006
2.05	Shareholders Equity	674,782	650,179
2.05.01	Capital	3,535,618	3,535,618
2.05.02	Capital Reserve	355,924	355,924
2.05.02.01	Special Goodwill Reserve	292,277	292,277
2.05.02.02	Premiums on Issue of Debentures	54,945	54,945
2.05.02.03	Goodwill on Share Issues	8,702	8,702
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Revaluation Reserve on Own Assets	0	0
2.05.03.02	Revaluation Reserve on Subsidiaries Assets	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal Reserve	0	0
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Contingencies Reserve	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained earnings/ Accumulated Losses	(3,216,760)	(3,241,363)

See the accompanying notes to the quarterly financial information.

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Brazilian Corporation Law
QUARTERLY REPORT - Base-date–09/30/2006
NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of income
Three and nine-month periods ended September 30, 2006 and 2005
(In thousands of reais)

		Consolidated
Account	Description	Period From 07/01/2006 to 09/30/2006	Period From 01/01/2006 to 09/30/2006	Period From 07/01/2005 to 09/30/2005	Period From 01/01/2005 to 09/30/2005
3.01	Gross Revenue of Sales and Services	643,490	1,789,022	509,310	1,427,672
3.01.01	Subscriptions	596,801	1,674,317	474,218	1,335,213
3.01.02	Telecommunication Services	0	0	0	0
3.01.03	Other Revenues	46,689	114,705	35,092	92,459
3.02	Taxes and Other Deductions From Revenue	(142,783)	(383,343)	(99,326)	(267,217)
3.03	Net Revenues	500,707	1,405,679	409,984	1,160,455
3.04	Cost of goods sold and services rendered	(279,310)	(796,668)	(240,742)	(679,342)
3.05	Gross Profit	221,397	609,011	169,242	481,113
3.06	Operating Expenses / Income	(164,031)	(468,219)	(167,143)	(398,914)
3.06.01	Selling Expenses	(51,158)	(148,467)	(33,883)	(82,543)
3.06.02	General and Administrative	(85,370)	(231,644)	(72,488)	(193,233)
3.06.02.01	General and Administrative Expenses	(78,893)	(210,749)	(63,754)	(168,609)
3.06.02.02	Depreciation and Amortization	(6,477)	(20,895)	(8,734)	(24,624)
3.06.03	Financial	(21,928)	(86,282)	(53,399)	(90,551)
3.06.03.01	Financial Income	12,427	35,123	5,098	156,315
3.06.03.02	Financial Expense	(34,355)	(121,405)	(58,497)	(246,866)
3.06.04	Other Operating Income	7,727	31,635	2,595	4,875
3.06.05	Other Operating Expense	(13,302)	(33,461)	(9,968)	(37,462)
3.06.05.01	Amortization of Goodwill on Investments	(7,196)	(19,592)	(8,030)	(35,509)
3.06.05.03	Other Operating Income/(Expenses)	(6,106)	(13,869)	(1,938)	(1,953)
3.06.06	Equity on investees	0	0	0	0
3.06.06.01	Equity on investees	0	0	0	0
3.06.06.02	Provision for losses on investments	0	0	0	0
3.07	Operating Income	57,366	140,792	2,099	82,199
3.08	Non Operating Income/(Loss)	(1,323)	(1,846)	1,362	(12,594)
3.08.01	Non Operating Income	6,934	21,221	8,862	352,058
3.08.02	Non Operating Losses	(8,257)	(23,067)	(7,500)	(364,652)
3.09	Income (loss) Before Income Tax	56,043	138,946	3,461	69,605
3.10	Income Tax Expenses	(7,090)	(18,344)	(8,098)	(25,856)
3.11	Deferred Income Taxes	(24,316)	(67,022)	(15,920)	(48,843)
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0

		Consolidated
Account	Description	Period From 07/01/2006 to 09/30/2006	Period From 01/01/2006 to 09/30/2006	Period From 07/01/2005 to 09/30/2005	Period From 01/01/2005 to 09/30/2005
3.13	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.14	Minority Interest	(34)	(68)	(19)	(116)
3.15	Net Income (Loss) for the Year	24,603	53,512	(20,576)	(5,210)

	Net income (loss) per thousand shares at the end of
	the periods – (in R$)	91,81	199,68	(5,33)	(1,35)

	Number of shares at the end of the periods	267,987,468	267,987,468	3,857,326,801	3,857,326,801

See the accompanying notes to the quarterly financial information.

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Brazilian Corporation Law
QUARTERLY REPORT - Base-date–09/30/2006
NET SERVIÇOS DE COMUNICAÇÃO S.A.

Comments on the Operating and Financial Performance in 3Q06

1. Operating Performance

Revenue generating units (“RGU”), total subscriber number, including pay-TV, broadband and voice services, reached 2,475,200, 37.5% more than in 3Q05. The strong increase in pay-TV and broadband subscriber base and the synergy from NET Combo integrated offering, supported this growth.

RGU per subscriber ratio grew from 1.20 to 1.38, due to the success of the Company’s efforts to strengthen bundle sales.

During the quarter the Company intensified its bundle sales efforts. Through NET Combo subscribers have six different packages option for pay-TV, broadband and voice services products. The packages options goes from “Standard” to “Gold” in pay-TV and from Net Vírtua 200K to Net Vírtua 8 mega in broadband, with prices between R$ 99.90 and R$ 384.80.

Regarding Pay-TV, the Company continues with a strong growing trend, reaching 161,600 gross sales, 33.9% above the 120,700 sales accomplished in the same period of the previous year.

In order to encourage migration to higher value-added packages during 3Q06, the Company introduced a promotion granting free hook-up fee, Brazilian Soccer Championship (Brasileirão) package and free trial for one month of a more advanced package. A 30% discount on the two first monthly charges was granted to current subscribers upgrading to a more advanced package.

Pay-TV connected subscriber base grew by 15.5%, from 1,498,1 subscribers in 3Q05 to 1,729,7 subscribers in 3Q06.

As announced in 2005 the Company’s goal was to reach 100,000 digital pay-TV subscribers by the end of 2006. In September 2006, NET Digital’s subscriber base reached the landmark of 138,800 subscribers. The availability of digital service is important as it provides subscribers more options on the number of available channels, number of films available through the Pay-per-view (“PPV”) system, audio channels and a better image. The Company believes that, based on a market research, demand for digital service will continue with its growing trend.

Last 12-month pay-TV churn rate edged up slightly year-over-year, from 13% to 14%. Nevertheless, this level of churn rate remains as one of the lowest in the industry, consistent with the Company’s current growth trends and compatible with the expected return on investment. Voluntarily disconnections accounted for 51% of the total, being the main reason subscribers moving to other cities or areas not covered by our cable network.

Brazilian Soccer Championship pay-per-view sales, which include the Brazilian and Regional Soccer Championships and the “Sócio Premiere Futebol Clube” (“Premiere Partner Soccer Club”), an a la carte channel, totaled 57,500 sales this quarter, a 23.2% growth over the 46,700 sales recorded in the same quarter of the previous year. Film pay-per-view sales totaled, in the quarter, 47,200 sales versus the 21,700 sales recorded in 3Q05, corresponding to a 117% growth.

Broadband gross sales totaled 151,200 in 3Q06, 95.6% up on the 77,300 sales accomplished in the same period of the previous year. Migration from dial-in access to broadband, as a result of the increased content directed to broadband users and the acknowledgment of Vírtua for its reliability and quality, led to this performance.

Last 12-month broadband churn rate ended 3Q06 at 14.4%, slightly up on the 13.7% recorded in the same period of the previous year, within the level expected by the Company and acceptable in the industry. As with pay-TV, the main reason for voluntarily disconnection requests were subscribers moving to other cities or areas not covered by our bidirectional network.

Broadband connected subscriber base closed the 3Q06 with 630,200 subscribers, 108.7% up on the 302,000 subscribers registered in the same period of the previous year.

Net Fone Via Embratel connected subscriber base ended the quarter with 115,400 subscribers, recording an 18% penetration over broadband subscribers with only two complete quarters of operation.

2. Financial Performance

Net Revenue totaled R$ 500.7 million in 3Q06, a 22.1% growth in comparison to R$ 410.0 million recorded in 3Q05. Subscriber base increase, both in Pay TV and Broadband, in revenues from optical cable rental, collection, technical assistance service, installation and additional services charged from subscribers who choose the basic service package.

Direct Operating Expenses totaled R$ 279.3 million, a 16.0% growth in comparison to R$ 240.8 million recorded in 3Q05. This result is explained by higher Programming and Royalties and Other Costs, mainly call center and Vírtua’s link related to the increase in the subscriber base and to the call center adequacy, which demanded a higher number of answering stations and the hiring of a larger band to Vírtua.

Selling, General and Administrative expenses (SG&A) recorded 32.7% increase, totaling R$ 128.4 million in comparison to R$ 96.8 million in 3Q05. This hike in SG&A expenses is mainly due to higher selling expenses that reached R$ 45.4 million in the quarter in comparison to R$ 28.5 million in 3Q05, a 59.3% increase between both periods. This increase is related to higher sales commission, marketing and active telemarketing activities.

Consolidated EBITDA ended the quarter at R$ 129.5 million, a 20.9% increase in comparison to R$ 107.1 million in 3Q05. EBITDA margin remained stable at 26%, due to increased marketing activities, sales initiatives and call center expenses, geared to increase the subscriber base and in line with the Company’s growth strategy.

Net Financial Results were R$ 21,9 million negative, an improvement of 59.0% in relation to the negative R$ 53.3 million in 3Q05. This hike is due to losses in hedge operations in 3Q05 that didn’t occur in this quarter.

The Company recorded Net income of R$ 24.6 million in 3Q06, versus a net loss of US$ 20.6 million in 3Q05. In addition to a better operating result, the loss with foreign exchange hedge operation recorded in 3Q05 that did not occur this quarter, both factors contributed to this result.

3. Changes in the main accounts of the Balance Sheet

The 11% increase with Inventories, from R$ 47.6 million in 2Q06 to R$ 52.8 million in 3Q06, is chiefly explained by the R$ 5.8 million increase with installation and technical assistance materials.

Accounts receivable from subsidiaries increased from R$ 2.7 million in 2Q06 to R$ 14.1 million in 3Q06 due to the agreement with Embratel for the rental of optical fiber and Net Fone via Embratel services.

The 13% increase in the short and long term recoverable taxes balance, from R$ 50.2 million in 2Q06 to R$ 56.7 million in 2Q06, is explained by the anticipation of income tax and social contribution regarding monthly tax over income in the amount of R$ 2.6 million. Other short term credits recorded a 42% increase, moving up from R$ 9.3 million in 2Q06 to R$ 13.2 million in 3Q06, as a result of the increase of R$ 2.0 million regarding advertising, signal distribution and other revenues and R$ 1.9 million in advanced payment to suppliers.

The 15% increase of the deferred asset balance, from R$ 107.5 million in 2Q06 to R$ 124.0 million in 3Q06, is mainly a result of the R$ 24.2 million increase with residential sign-in. Decrease of R$ 2.1 million of Net Fone costs and amortization of R$ 5.6 million. The 69% drop in the short term Debentures balance from R$ 39.6 million in 2Q06 to R$ 12.4 million in 3Q06 is mainly explained by the payment of interest during the period.

OTHER RELEVANT INFORMATIONS

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

SHARE OWNERSHIP ON 09/30/2006

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON*	%	PN**	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	55,753,236	51.0%	0	0	55,753,236	20.8%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1,655,537	1.5%	0	0	1,655,537	0.6%
DISTEL HOLDING S.A.	9,902,712	9.1%	0	0	9,902,712	3.7%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	1,771,726	1.6%	15,661,460	9.9%	17,433,186	6.5%
EMBRATEL PARTICIPAÇÕES S.A.	39,517,144	36.1%	11,966,996	7.5%	51,484,140	19.2%
BNDESPAR	0	0.0%	17,909,883	11.3%	17,909,883	6.7%
OTHER SHAREHOLDERS	719,715	0.7%	113,129,059	71.3%	113,848,774	42.5%

TOTAL SHARES	109,320,070	100.0%	158,667,398	100.0%	267,987,468	100.0%
ON AND PN AS % OF TOTAL	40.8%		59.2%		100.00%

* ON: Common Shares, have voting rights at general meetings.
** PN: Preferred Shares, preference to receive profits or refund of capital if company dissolved, do not grant or restrict voting rights.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

SHARE OWNERSHIP ON 09/30/2006

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	72,077,168	25.9	0	0	72,077,168	8.6
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	25,1	0	0	70,093,585	8.4
EMBRATEL PARTICIPAÇÕES S.A.	136,595,428	49,0	557,532,361	100,0	694,127,789	83.0

TOTAL SHARES	278,766,181	100,0	557,532,361	100,0	836,298,542	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.

SHARE OWNERSHIP ON 09/30/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2006

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GLOBO RIO PARTICIPAÇÕES E SERVIÇOS LTDA	333,666	99.9	665,334	99.9	999,000	99.9
OTHER SHAREHOLDERS	334	0.1	666	0.1	1,000	0.1

TOTAL SHARES	334,000	100.0	666,000	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

GLOBO RIO PARTICIPAÇÕES E SERVIÇOS LTDA
COMPOSITION OF HOLDINGS ON 09/30/2006

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
ROBERTO IRINEU MARINHO	383,446,500	33.34	383,446,500	33.34	766,893,000	33.34
JOÃO ROBERTO MARINHO	383,446,500	33.33	383,446,500	33.33	766,893,000	33.33
JOSE ROBERTO MARINHO	383,446,500	33.33	383,446,500	33.33	766,893,000	33.33

TOTAL	1,150,339,500	100.00	1,150,339,500	100.00	2,300,679,000	100.00

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5,679,815,484	99.0
OTHER SHAREHOLDERS	57,990,761	1.0
TOTAL SHARES	5,737,806,245	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2006

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA	148,345,890	28.95	118,103,553	24.80	266,449,443	26.95
NEW STARTEL PARTICIPAÇÕES S.A.	5,619,209	1.10	4,470,908	0.94	10,090,117	1.02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	114,368,210	22.32	90,996,760	19.11	205,364,970	20.77
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,452,628	44.97	2,661,105	0.56	233,113,733	23.58
TREASURY SHARES	0	0	1,208,556	0.25	1,208,556	0.12
OTHER SHAREHOLDERS	13,694,395	2.66	258,837,440	54.34	272,531,835	27.56

TOTAL SHARES	512,480,332	100.0	476,278,322	100.0	988,758,654	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A DE C.V.
SHARE OWNERSHIP ON 09/30/2006

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99,294,805	74.79
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	33,477,562	25.21

TOTAL SHARES	132,772,367	100.0

STARTEL PARTICIPAÇÕES LTDA
SHARE OWNERSHIP ON 09/30/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	3,987,194,182	99.99
TELMEX SOLUTIONS TELECOM. LTDA	7,699	0.01

TOTAL SHARES	3,987,201,881	100.0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 09/30/2006

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	1,427,049,923	99.99
NEW STARTEL PARTICIPAÇÕES S.A.	1	0.01

TOTAL SHARES	1,427,049,924	100.0

BNDESPAR
SHARE OWNERSHIP ON 09/30/2006

Wholly owned subsidiary of BNDES

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Brazilian Economic and Social Development Bank (BNDES)	1	100.00			1	100.00

TOTAL	1	100.00			1	100.00

BNDES

SHARE OWNERSHIP ON 09/30/2006

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Federative Republic	6,273,711,452	100.00			6,273,711,452	100.00

TOTAL	6,273,711,452	100.00			6,273,711,452	100.00

SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	267,987,468
SHARES IN CIRCULATION (ON)	719,693
SHARES IN CIRCULATION (PN)	131,019,370
% OF SHARES IN CIRCULATION IN RELATION	49.16%

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND DIRECTOR ON 09/30/2006*

DESCRIPTION	ASSET	QUANTIT
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	108,600,355 27,628,456 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 135 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 19,435 0

* Reflects lots of 15 shares bundled into 1 share on August 1, 2006

COMPANY SHARES OWNED BY CONTROLLING BLOCK, OFFICERS AND DIRECTORS ON 09/30/2005

DESCRIPTION	ASSET	QUANTIT
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	1,562,730,167 375,086,766 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	24 2,000 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 356,579 0

Independent auditors' review report

To the Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.
São Paulo - SP

1. We have conducted a special review of the quarterly financial information (ITR) of Net Serviços de Comunicação S.A. (the company) and the consolidated ITR of the company and its subsidiaries as of and for the quarter ended September 30, 2006, comprising the balance sheet, the statement of income, management’s report, and the relevant information, prepared in compliance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific rules set by the Institute of Independent Auditors of Brazil (IBRACON), and the Federal Council of Accounting, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational area of the Company and its subsidiaries as to the main criteria used in the preparation of the quarterly financial information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any relevant modification that ought to be made to the above mentioned quarterly information in order for it to comply with accounting practices adopted in Brazil and the rules of the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of quarterly financial information .

October 20, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original in Portuguese signed by
Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.